Exhibit 99.1

PARINGA CLOSES US$9 MILLION ROYALTY FINANCING

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ:PNRL, ASX:PNL) is pleased to advise, further to its announcement on September 18, 2019, that it has granted a royalty over the Company’s Buck Creek Mining Complex to SP2 Royalty Co, LLC (an entity of which certain funds advised by Tribeca Global Resources Credit Pty Limited (“Tribeca”) are members) to raise US$9.0 million (before costs) (“Royalty Financing”).

Proceeds from the Royalty Financing have been received and will be used to fund Poplar Grove’s mine ramp-up to positive cashflow.

The Company has also executed an amendment to the Term Loan Facility (“TLF”) with Tribeca (as agent) (“Term Loan Amendment”) to, amongst other things, resize the second tranche of the TLF from US$16.0 million to US$10.0 million (Unit 3 capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the TLF.

The key terms of the Royalty Financing are 2.0% of gross revenue from all coal leases within the Buck Creek Mining Complex for the life of the mine.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Summary Information
The following disclaimer applies to this announcement and any information contained in it (the Information). The Information in this announcement is of general background and does not purport to be complete. It should be read in conjunction with Paringa's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this announcement or any Information contained in this announcement. In accepting this announcement, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.